Filed by B. Riley Principal 150 Merger Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: B. Riley Principal 150 Merger Corp.

Commission File No.: 001-40083

FAZE CLAN UNVEILS NEW ORIGINAL PROGRAMMING

BRINGING NEW FORMATS TO TWITCH

REVOLUTIONARY TWITCH VARIETY SERIES UNFAZED STARRING RECURRING ENSEMBLE CAST AND SPECIAL GUEST HOSTS GOES LIVE EVERY THURSDAY STARTING JUNE 2ND

FIRST-OF-ITS-KIND 24-HOUR LIVESTREAM COMPETITION REALITY SHOW

FAZE1: THE WAREHOUSE GOES LIVE FOR 15 DAYS STARTING MAY 5TH;

ULTIMATE RECRUIT TO WIN $1 MILLION IN CRYPTO & OPPORTUNITY TO JOIN FAZE

BOTH SERIES TO BE FILMED LIVE FROM FAZE CLAN’S BRAND NEW CONTENT STUDIO IN THE COMPANY’S NEW WAREHOUSE IN THE HEART OF HOLLYWOOD

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LOS ANGELES, CA (April 6, 2022) – Today, FaZe Clan, Inc. (“FaZe Clan”), the lifestyle and media platform rooted in gaming and youth culture, announces a new content and digital programming slate with two groundbreaking livestream series developed specifically for and by Gen Z: unFaZed featuring a recurring ensemble cast and hosted by special guests to be announced and FaZe1: The Warehouse both airing on twitch.tv/faze.

Starting in May, the organization with a combined social following of over 500 million is bringing Twitch communities a seamless blend of tried-and-true formats with a creative approach that screams internet culture. Both original series are being filmed at FaZe Clan’s brand new state-of-the-art content studio in the company’s new warehouse in the heart of Hollywood, CA–the ultimate playground for internet kids.

FaZe Clan is creating a new breed of programming tailor made for Gen Z. Helmed by EVP and Head of Content Bill McCullough [11-time Emmy winner formerly at the NFL, HBO, GoPro] and VP of Development, Nic Gibbs [formerly at the NFL and theAudience], FaZe Clan is compiling a unique set of media talent to deliver their slate. They’ve tapped top-tier showrunners Scott Tomlinson [Tosh.0, The Andy Dick Show] for unFaZed and Peter Tartaglia [Big Brother, Real Housewives] for FaZe1: The Warehouse, and production companies Kids at Play and Mission Control Media to join their in-house team of young executives who live and breathe internet culture to flip content and traditional consumption behavior on its head.

“The Gen Z audience is incredibly unique- they are smart, savvy, and really know what they want. At FaZe we are developing original programming that starts with that knowledge and puts Gen Z at the center of our creative,” says Bill McCullough, EVP and Head of Content at FaZe Clan. “With young pioneers from the Internet and gaming communities as our creative compass, we can utilize our industry experience to push the boundaries and build franchises that stick with young audiences on emerging platforms and beyond”.

unFaZed is the first-ever variety franchise born out of internet culture. Launching on twitch.tv/faze on June 2nd, the series will be livestreamed every Thursday at 3pm PST for three to four hours featuring a collection of rotating and interchangeable segments, all airing LIVE with some scripted and many unscripted. Anchored by a special guest host and recurring ensemble cast, the show will star some of the most culturally relevant, well-known creators from the internet community (FaZe members, streamers, YouTubers, social media stars). Each week, the rotating group of internet celebrities will be joined by major players from the world of traditional entertainment, including top-tier actors, musicians, athletes and more. unFaZed is executive produced by FaZe Clan's Bill McCullough, Nic Gibbs and Spencer Sherman, lead by showrunner Scott Tomlinson and produced in partnership with Kids at Play with Jason Berger and Amy Laslett serving as executive producers.

Prior to the June 2nd premiere of unFaZed, FaZe Clan will launch FaZe1: The Warehouse, the first-ever live reality competition series that will stream 24 hours a day for 15 consecutive days starting May 5th on twitch.tv/faze. FaZe1: The Warehouse will give fans an uncensored, unedited and radically transparent look into the lives of the top 20 contestants competing in FaZe Clan’s global recruitment challenge “FaZe1, Powered by MoonPay.” After 15 days, the stream will go dark and a few days later on May 22nd, the entire challenge will culminate in a live finale event where FaZe Clan will name their ultimate recruit. That person will have the opportunity to become a member of FaZe Clan with a signing bonus of $1 million in cryptocurrency from MoonPay, as well as a $250,000 sponsorship brand deal and a Nissan GT-R. FaZe1: The Warehouse is executive produced by FaZe Clan’s Bill McCullough, Nic Gibbs and Spencer Sherman, lead by showrunner Pete Tartaglia and produced in partnership with Mission Control Media with Michael Agbabian and Dwight D. Smith serving as executive producers.

“The launch of these two series marks a new milestone for FaZe Clan. We’ve always been a content-first organization and are so excited to raise the bar with this new slate and first-of-its-kind programming created specifically for Gen Z,” says Lee Trink, CEO and Co-Founder, FaZe Clan. “FaZe Clan has long pioneered gaming content and actually created the first content house — so we are proud to lead the charge once again from our new studio in the FaZe Warehouse. This is just another new beginning and we are excited for the fans to see what’s ahead.”

unFaZed and FaZe1: The Warehouse will come on the heels of the very successful weekly livestream series Road to FaZe1 hosted by FaZe Apex, FaZe CBass and FaZe Faxuty, which has served as the main point of communication with fans throughout the “FaZe1, Powered by MoonPay” competition. Since its start date in January, Road to FaZe1 has already garnered over 74.3 million impressions across social media platforms and Twitch/YouTube.

ABOUT FAZE CLAN

FaZe Clan is a digital-native lifestyle and media platform rooted in gaming and youth culture, reimagining traditional entertainment for the next generation. Founded in 2010 by a group of kids on the internet, FaZe Clan was created for and by Gen Z and Millennials, and today operates across multiple verticals with transformative content, tier-one brand partnerships, a collective of notable talent, and fashion and consumer products. Reaching over 500 million followers across social platforms globally, FaZe Clan delivers a wide variety of entertainment spanning video blogs, lifestyle and branded content, gaming highlights and live streams of highly competitive gaming tournaments. FaZe Clan’s roster of more than 85 influential personalities consists of engaging content creators, esports professionals, world-class gamers and a mix of talent who go beyond the world of gaming, including NFL star Kyler "FaZe K1" Murray, Lebron “FaZe Bronny” James Jr., Lil Yachty aka “FaZe Boat” and Snoop Dogg aka “FaZe Snoop.” Its gaming division includes ten competitive esports teams who have won over 30 world championships. FaZe Clan recently announced plans to go public through a merger with B. Riley Principal 150 Merger Corp. (NASDAQ: BRPM), a special purpose acquisition company. Learn more at fazeclan.com/public. For more information, visit www.fazeclan.com, investor.fazeclan.com and follow FaZe Clan on Twitter, https://www.instagram.com/fazeclan/?hl=en, YouTube, TikTok, and Twitch.

About BRPM

BRPM is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. BRPM began trading on the NASDAQ on February 19, 2021 following its initial public offering. Its shares of Class A common stock, units and warrants trade under the ticker symbols BRPM, BRPMU and BRPMW, respectively. BRPM is sponsored by an affiliate of B. Riley Financial, Inc. (Nasdaq: RILY).

Important Information about the Proposed Business Combination and Where to Find It

In connection with the proposed Business Combination, BRPM has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement/prospectus relating to the proposed Business Combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective by the SEC, BRPM will mail the definitive Proxy Statement/Prospectus to holders of BRPM’s shares of common stock as of a record date to be established in connection with BRPM’s solicitation of proxies for the vote by BRPM stockholders with respect to the proposed Business Combination and other matters as described in the Proxy Statement/Prospectus. BRPM stockholders and other interested persons are urged to read the preliminary Proxy Statement/Prospectus and, when available, the amendments thereto, the definitive Proxy Statement/Prospectus, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about BRPM, FaZe Clan and the proposed Business Combination. Stockholders are able to obtain copies of the Proxy Statement/Prospectus and other documents containing important information about BRPM, FaZe Clan and the proposed Business Combination filed with the SEC, without charge, once such documents are available on the website maintained by the SEC at http://www.sec.gov, or by directing a request to: B. Riley Principal 150 Merger Corp, 299 Park Avenue, 21st Floor, New York, New York 10171, Attention: Daniel Shribman, telephone: (212) 457-3300.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

BRPM and FaZe Clan and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of BRPM’s stockholders in connection with the proposed Business Combination. Stockholders of BRPM may obtain more detailed information regarding the names, affiliations and interests of BRPM’s and FaZe Clan’s directors and executive officers in BRPM’s Form S-1 filed with the SEC relating to its initial public offering, which was declared effective on February 18, 2021 (“Form S-1”) and in the Proxy Statement/Prospectus. Information concerning the interests of BRPM’s participants in the solicitation, which may, in some cases, be different than those of BRPM’s stockholders generally, are set forth in the Proxy Statement/Prospectus.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this press release, regarding the proposed Business Combination, the ability of the parties to consummate the proposed Business Combination, the benefits and timing of the proposed Business Combination, as well as the combined company’s strategy, future operations and financial performance, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. These forward-looking statements generally are identified by the words “budget,” “could,” “forecast,” “future,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seem,” “seek,” “strive,” “would,” “should,” “may,” “believe,” “intend,” “expects,” “will,” “projected,” “continue,” “increase,” and/or similar expressions that concern BRPM’s or FaZe Clan’s strategy, plans or intentions, but the absence of these words does not mean that a statement is not forward-looking. Such statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on the management of BRPM’s and FaZe Clan’s belief or interpretation of information currently available.

These forward-looking statements are based on various assumptions, whether or not identified herein, and on the current expectations of BRPM’s and FaZe Clan’s management and are not predictions of actual performance. Because forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions, whether or not identified in this press release, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many factors could cause actual results and condition (financial or otherwise) to differ materially from those indicated in the forward-looking statements, including but not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed Business Combination; (2) the outcome of any legal proceedings or other disputes that may be instituted against BRPM, FaZe Clan, the combined company or others; (3) the inability to complete the proposed Business Combination due to the failure to obtain approval of the stockholders of BRPM, to satisfy the minimum cash condition following redemptions by BRPM’s public stockholders, to obtain certain governmental and regulatory approvals or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (6) the risk that the proposed Business Combination disrupts current plans and operations of BRPM or FaZe Clan as a result of the announcement and consummation of the proposed Business Combination; (7) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management, key employees and talents; (8) costs related to the proposed Business Combination; (9) changes in applicable laws or regulations, including changes in domestic and foreign business, market, financial, political, and legal conditions; (10) the possibility that BRPM, FaZe Clan or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID 19 on BRPM’s or FaZe Clan’s business and/or the ability of the parties to complete the proposed Business Combination; (12) the inability to complete the PIPE investments in connection with the proposed Business Combination; and (13) other risks and uncertainties set forth in BRPM’s Form S-1 and in subsequent filings with the SEC, including the Proxy Statement/Prospectus relating to the proposed Business Combination. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BRPM and FaZe Clan. Forward-looking statements speak only as of the date they are made. While FaZe Clan and BRPM may elect to update these forward-looking statements at some point in the future, FaZe Clan and BRPM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing FaZe Clan’s and BRPM’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

For FaZe Clan

Investors: Ellipsis, ir@fazeclan.com

Media: Chelsey Northern, chelsey.northern@fazeclan.com | Chloe Snyder, chloe.snyder@fazeclan.com | Alana Battaglia, alana.battaglia@fazeclan.com

For BRPM

Investors: Dan Shribman, dshribman@brileyfin.com

Media: Scott Cianciulli, press@brileyfin.com